Filed by Optika Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Optika Inc.

Commission File No. 000-28672

This filing relates to a proposed merger between Optika Inc. (“Optika”) and Stellent, Inc. (“Stellent”), pursuant to the terms of a definitive merger agreement, dated as of January 11, 2004.

On January 12, 2003, Stellent and Optika held a conference call relating to the proposed merger described above, which was also made available for replay via a webcast. The following is a transcript of the conference call: :

STELLENT

Moderator: Gregg Waldon

January 12, 2004

9:00 am CT

Operator:	Good morning everyone and welcome to the Stellent conference call.

Today’s call is being recorded. The replay will be available through Monday, January 19, 2004 at 1-800-642-1687 by entering the pass code 4885971.

At this time I would like to turn the call over to Gregg Waldon, Executive Vice President and Chief Financial Officer of Stellent. Please go ahead sir.

Gregg Waldon:	Good morning. Thank you for joining us on such short notice. We are very excited to announce the merger today between Stellent and Optika. I am joined on the call by Bob Olson, Stellent’s Chairman, President, and CEO and Optika’s Chairman, President and CEO, Mark Ruport.

If you are having trouble getting to the Web presentation please go to: http://stellentosevents.webex.com.

Before we begin, I’d like to remind everyone that today’s conference call contains forward-looking statements. These statements are subject to risks and uncertainties and the actual results and events may differ materially from those in the forward-looking statements. These risks and uncertainties are detailed in Stellent’s and Optika’s periodic filings with the SEC and in today’s press release. We undertake no obligation to update these forward-looking statements.

Stellent will be filing a registration statement with the SEC that will include a joint proxy statement of Stellent and Optika and other relevant documents relating to the proposed merger, which we intend to mail to the respecter shareholders. We urge you to read those materials, which will contain more detailed information about the merger when they become available.

In addition to the registration statement to be filed by Stellent in connection with the proposed merger and the joint proxy statement to be mailed to the shareholders of both companies in connection with the proposed merger, both Stellent and Optika file annual, quarterly, and current reports, proxy statements, and other information with the SEC. The proxy statement and other relevant documents filed by Stellent or Optika with the SEC may be obtained free of charge at the SEC’s Web site at www.sec.gov. A free copy of the joint proxy statement and other relevant documents filed by either company with the SEC may also be obtained from Stellent or Optika.

In addition, investors and security holders may access copies of the documents filed with the SEC by Stellent on Stellent’s Web site at www.stellent.com and investors and security holders may obtain copies of documents filed with the SEC by Optika on Optika’s Web site at www.optika.com.

Now, to comply with the SEC’s guidance on fair and open disclosure, we have made this conference call publicly available via Web cast and telephone. We’ll post today’s remarks on both the Stellent and Optika Web sites.

Now I’d like to turn the call over to Bob Olson, Stellent’s Chairman, President and CEO.

Robert Olson:	Thank you Gregg. Good morning and welcome to our conference call. We apologize for any technical difficulties we had this morning with you getting to our Web cast and hopefully all of you that would like to view the Web cast are able to get to it at this point.

I’m very pleased to announce this morning that Stellent has entered into a definitive merger agreement to acquire all outstanding shares of Optika, a leading Enterprise Content Management provider of imaging, business process management, collaboration, and records management software, for $10 million in cash, approximately 4.1 million shares of Stellent common stock, and the assumption by Stellent of Optika’s outstanding options.

Based on Stellent’s stock price as of January 9, 2004, and including the value of the options to be assumed, the transaction currently is valued at approximately $59 million. The transaction is expected to be immediately accretive on a pro forma basis, excluding the effects of non-cash or non-recurring charges related primarily to expenses such as amortization of certain intangible assets and acquisition cost. Immediately after the transaction, the former stockholders of Optika will own approximately 16% of the outstanding shares of common stock of Stellent, and Stellent shareholders will own approximately 84% of the combined entity.

During this morning’s call Mark Ruport, Optika’s Chairman, President, and CEO, and I will discuss the strategic value of the merger and then Gregg will provide a brief overview of the financial terms of the agreement. At the end of our remarks Mark, Gregg, and I, along with Steve Johnson, Optika’s Chief Financial Officer, and Dan Ryan, Executive Vice President of Marketing and Business Development for Stellent, will be available to answer your questions.

In short, I’m very excited about combining our two companies for three primary reasons.

First, of all we believe the combination will provide organizations with the most complete Enterprise Content Management solution on the market. In fact, we feel that this offering will drive a new standard in the marketplace for such solutions.

Secondly, our customers will benefit immensely from this transaction because both Stellent and Optika share a dedication to delivering solutions that are powerful, easy to use, ROI driven, and able to flexibly scale to meet future needs. Together, we’ll be able to deliver a more comprehensive, affordable product line that represents an alternative for companies that realize both the mission critical nature and the magnitude of managing their unstructured content.

And last, but not least, I’m excited for our shareholders and employees because of the strong financial position that will result from the transaction. We expect the acquisition to provide a solid foundation for accelerated growth and sustained profitability for Stellent. Together, based on our preliminary December quarter results, we will have an annual revenue run rate of approximately $100 million and a cash and marketable securities position of approximately $70 million.

In this morning’s call, we’ll talk about our position in this growing and increasingly important market, and we’ll discuss the opportunities we see to cross sell our solutions into our combined base of over 3500 customers. We’ll show you the strength of our combined partner channel consisting of a strong cadre of software partners, systems integrators, and value-added resellers. And, we’ll describe the breadth of our current and future products suite based on an exciting new vision for providing the industry’s most elegant universal content repository.

As you know, due to the rapidly increasing amount of unstructured data combined with the increasing pressure from compliance mandates and new regulations, the Enterprise Content Management or ECM market is substantial and is expected to experience strong growth. In fact, Meta Group estimates that ECM will be a $9 billion market by 2007, with a compound annual growth rate of 15%. We intend to take advantage of the momentum in this market by offering a cost-effective, clear alternative to the expensive cumbersome solutions and products of our competitors.

Now, let’s take a look at what the combined company will look like. Again based on preliminary December results, the combined organizations have trailing 12-month revenues of approximately $92 million and a revenue run rate, the current revenue run rate, of approximately $100 million. Our employee base will surpass the 500 mark with 515 employees on staff and our combined worldwide customer base will be more than 3,500 strong. Clearly, together we are of a size that will allow us to compete effectively for market leadership.

I mentioned we have a combined base of 3,500 customers. While our individual customer rosters demonstrate the success and acceptance of our standalone solutions, it also highlights one of the biggest revenue opportunities we will have as a combined entity. Because of the relative lack of overlap in our product offerings and our customer base, we have the opportunity to cross-sell our solutions. I can’t over-emphasize the importance of this opportunity and the positive effect I believe it will have on our business. This cross selling effort will benefit customers as well allowing them to maximize their existing investment and focus their energies on fewer vendors, which we and the industry analysts see as a trend.

As you know, in order to be successful, a company must work with partners. Stellent brings to the table a strong set of infrastructure software partnerships that have allowed us to take leadership positions in our segment of the ECM market. Optika now adds to this list major ERP partners such as Oracle, PeopleSoft, JD Edwards, and Microsoft Great Plains. Optika has also integrated its products with JDA for the retail industry and Timberline for the construction industry as well as with Lawson, Baan, and SAP, relationships that we believe will prove to be lucrative.

In addition, we each have related partnerships with capture vendors such as Captiva, Kofax, and Adobe as well as with other document management software and hardware providers that allow our partners to offer a complete solution to their customers.

Additionally, we believe this merger will round out Stellent’s channel strategy. Stellent has developed strong system integrator relationships that have been an integral part of our ongoing success, and Optika has one of the industry’s best value-added reseller programs. We expect to leverage both channels driving our products through Optika’s bars and leveraging our relationships with the major systems integrators to promote - further promote Optika’s products.

One of the most compelling aspects of this merger will be our unique ability to provide a full suite of solutions addressing all unstructured data in the enterprise. While we each offer solutions for the management of unstructured content, Optika has focused on providing solutions surrounding fixed or transactional content such as accounts payables, claims processing, and student loan processing. Typical requirements of these applications are a high volume content with low volume access for sophisticated business process management and ERP integrations are critical.

Alternatively, Stellent has been delivering cost effective solutions to managed consumption oriented content or the business content you and I deal with every day for document and Web content oriented applications such as Internets, call centers, dealer extranets, and public Web sites. Typical requirements of these applications are a dynamic desktop content with high volume consumption, sophisticated security models, and content conversion and publishing.

But, the content management market is evolving and vendor consolidation is emerging as a key cost strategy for IT organizations. They want to buy solutions that address all of their unstructured data challenges from a single vendor. These required solutions include imaging, business process management, document management, records management, Web content management, collaboration, and digital asset management in support of the applications we’ve described earlier.

This merger will allow Stellent to meet this need by offering a single robust set of unstructured content management functionalities in a cost-effective, elegant manner to our customers. We will span both line-of-business and enterprise-wide infrastructure applications, and, in addition to these full solutions, we will cover a broader range of vertical industries. Together, we will offer more solutions to solve more content management problems than any other company in the industry.

I’d now like to take a minute to describe what we envision this content management offering will look like, and I’d also like to unveil to you our vision for a next generation universal content architecture.

Previously, most vendors have dealt only with either the fixed content side of the equation, such as high-volume, transaction-oriented accounts payable systems like those Optika develops or the consumable side, such as content-rich, business-centric Web sites, like the ones Stellent developed. Customers were forced to either try to implement expensive infrastructures so they could build their own application or to buy point solutions that may lack enterprise scalability or functionality.

Going forward, Stellent will provide a third alternative, cost-effective solutions that address the needs of both fixed-content applications as well as consumable-content applications. Since Stellent and Optika product suites are based on a services oriented architecture, both can be readily integrated through Web services for content or a services sharing. Together, we’ll deliver a universal content repository to support our existing products and applications as well as new Stellent-developed or acquired applications. This architecture will also enable our partners and customers to rapidly develop new applications themselves. The result will be a cohesive architecture and application suite that will empower both new and existing customers to build an infrastructure capable of handling all of their content management needs for years to come.

Now, I’m pleased to introduce Mark Ruport, currently President and CEO of Optika, who will join Stellent as an Executive Vice President, to give his perspective on this industry-changing event. Mark…

Mark Ruport:	Thanks - thanks Bob and good morning everyone.

For those of you who know me, you know that I’ve always been convinced of the high potential of the Enterprise Content Management market. The competitive landscape of the market, which historically has been very fragmented, as you know, is undergoing considerable consolidation as customers are demanding more product from fewer vendors. So, when Bob approached me about the possibility of combining companies, I immediately knew the timing was right to take advantage of the market’s momentum.

As a standalone company, Optika could clearly survive and do well for a company our size. However, I thought if we received an opportunity to join with a company that could complement and enhance our product suite, our customer base, and our geographic coverage, I knew we could go further together than Optika could alone. So I analyzed the opportunity that Bob presented to us from three perspectives.

First, Optika’s customers and partners. Secondly, our employees and thirdly, our shareholders, and I’m convinced beyond a reasonable doubt that this transaction is good for all three constituents.

For Optika customers and partners, they will now have the ability to leverage a broader product set from a stronger company and this addresses any concern about the long-term prospects of Optika’s products and technology and protects their investment.

It’s good for Optika employees because we have a much bigger and stronger platform from which we can continue to innovate and meet the needs of our customers and partners.

And finally, it’s good for our shareholders because they are investing in a bigger and stronger company with tremendous potential.

Together Optika and Stellent will be addressing a critical need in the market. Organizations ranging from mid-sized companies to the very largest are hungry for technology that can deliver a broad set of content management solutions without the need to invest millions of dollars in building infrastructures that will become increasingly more difficult and expensive to maintain. Stellent will fill the void in the market and set a new standard for customer focused ROI driven solutions.

I look forward to working with Bob and his team to extend Stellent’s leadership position and bring the combined company to the next level. And now, I’ll turn the call over to Gregg Waldon who will disclose additional financial details of the transaction.

Gregg Waldon:	Thank you Mark.

In addition to the market and product position benefits this merger offers us, we’re also very excited about the favorable financial impact the transaction is going to have. Let me briefly summarize the transaction beginning with the transaction value.

Based upon Stellent’s common stock price on January 9, 2004 of $10.29, and including the consideration to the preferred shareholders of Optika and the value of the Optika options to be assumed, the transaction is valued at approximately $58.8 million. The consideration includes $10 million in cash and the issuance of approximately 4.1 million shares of Stellent common stock.

Under the merger agreement, the consideration is calculated as follows. Each outstanding share of Optika common stock will be converted into the right to receive .44 of a share of Stellent common stock subject to adjustments described below. All outstanding shares of Optika preferred stock will be converted into the right to receive a total of 10 million in cash and in certain circumstances described below shares of Stellent common stock.

Each outstanding option to acquire the shares of Optika common stock will be assumed by Stellent and converted into the right to acquire shares of Stellent common stock. If the value of .44 of a share of Stellent common stock based on the average Stellent closing price over a period ended shortly before the merger is consummated is greater than $4.00, then 80% of the value in excess of $4.00 will be allocated to the holders of Optika common stock, 20% of the value in excess of $4.00 will be allocated to the holders of Optika preferred stock.

Stated in terms of Stellent common stock price per share, Stellent’s ten day average trading price prior to closing would need to be above $9.09 per share to have shares of Stellent common stock allocated to the Optika preferred stockholders. This allocation will be accomplished by reducing the total number of Stellent shares to be issued to holders of Optika common stock and by issuing those shares to the holders of Optika preferred stock. The total number of shares to be issued by Stellent will not change.

For example, if the ten day average closing price of Stellent’s common stock ending on the third trading day prior to the closing of the merger were $10.29 per share, the value of the per share consideration to Optika’s common shareholders would be approximately $4.42 for total consideration of approximately $47.8 million, including Optika options assumed. And the total consideration to the preferred stockholders including $10 million in cash would be 11 million. The total value of the transaction, including common stock, assumed options, and preferred stock consideration, would be approximately $58.8 million.

The transaction is subject to standard closing conditions including stockholder approval and a regulatory review of both Stellent and Optika. The company expects the transaction to close in April 2004.

On a basic shares outstanding basis, Stellent shareholders will own approximately 84% of the merged company and Optika shareholders will own approximately 16% of the merger company.

The impact on the combined company’s financial statement should be quite positive. First, the transaction is structured such that the combined entity’s cash balance post close is anticipated to be approximately 70 million. Second, it is expected to be immediately accretive on a pro forma basis. We have identified over $1.5 million of cost synergies, primarily related to public-company expenses.

As Stellent stated in its previous conference call, based upon our current standalone cost structure, the revenue needed to break even on a pro form net income basis ranges from 20.5 million to 21 million, dependent upon our revenue mix, and we expect to break even in the March 31, 2004 quarter. Our pro forma result do not include any potential acquisition charges, investment impairment charges, or amortization of certain intangible assets.

As stated in Stellent’s pre-release today, which is available on our Web site, its December 31, 2003 quarterly results for revenue is between 19.2 to 19.3 million and its pro forma loss per share will be in the range of 6 cents to 8 cents per share. Both its revenue and loss per share is within external company guidance.

For Optika’s quarter ended December 31, 2003, it had revenues of approximately 5.5 to 5.6 million and earning per share ranging from 2 to 3 cents per share. Optika’s revenue and earnings per share were in line with its external guidance as well.

The trailing 12 months of revenue for Stellent and Optika combined is approximately 92 million. We do not anticipate a significant employee change for Stellent or Optika.

Stellent has not given guidance beyond the March 31, 2004 quarter, and Optika has not given any guidance beyond the December 31, 2003 quarter. Both Stellent and Optika will be giving new or additional guidance for the March 31, 2004 quarters respectively on January 20, 2004 in separate conference calls.

We expect that there will be additional purchase accounting adjustments that will impact our consolidated GAAP earnings, including the impact of merger related amortization of intangibles and other transaction costs, but we’ll provide you those figures after a complete purchase accounting analysis has been completed by our staff and consultants, which will be after the close of the transaction.

I’ll turn the call back over to Bob for a few final remarks who will then open up the call for questions.

Robert Olson:	All right, thanks Gregg.

In closing, I’d like to reiterate our enthusiasm for this combination. We believe the long list of synergies between Stellent and Optika are very real and will lead to a new standard in the Enterprise Content Management market.

Optika will initially operate as a division of Stellent. We’ve formed an integration team headed by Dan Ryan with Stellent and Steve Johnson with Optika and comprised of other individuals from both organizations. The team will identify opportunities for integration and synergies and will have a detailed plan at closing.

We look forward to executing on this opportunity and to sharing the benefits of our combined company with our employees, customers, partners, and shareholders.

With that I’d like to open the call up for questions.

Operator:	At this time, if you would like to ask question, please press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from David Rudow from Piper Jaffray.

David Rudow:	Had a couple questions here, can you hear me okay?

Robert Olson:	Yes, loud and clear.

David Rudow:	Okay got it. What do you think the cross sell and upsell opportunities are between the two companies? How tapped are the Optika customers in terms of Web content or document management and vice versa?

Robert Olson:	Well, we think there’s a fantastic cross selling opportunity. We’re continuing to see strong growth in the pipeline for content management opportunities and with our architecture we’re able to - every Optika customer is a prospect architecturally for us, I mean, we are architecturally compatible right now.

And additionally we believe - we’re starting to see from a vendor consolidation standpoint a requirement within the Stellent customer base for a business process management and imaging on an increasing basis so we think there’s a substantial cross selling opportunity both ways.

David Rudow:	Okay and then could you describe what you could envision the sales force looking at upon merger close?

Robert Olson:	Sure. Immediately, we’ll be integrating the sales organizations internationally and, of course, starting immediately - that would be immediately after close. We’ll also start a cross selling plan that will be implemented between now and close and one of the results of the integration team and the sales leaders on both sides will be to come up with a comprehensive plan across the board by the time of close. Those are our plans at this point.

David Rudow:	Okay and are you guys - how will you track the pipeline at Optika kind of coming into the deal? Are there any collars or any contingencies built into the merger agreement and about pipeline entering into it?

Gregg Waldon:	There is none.

David Rudow:	Okay and then if you look at kind of who Optika sells to in the IT organization compared to who Stellent sells to, how synergistic are those?

Robert Olson:	Well, I think that’s one of the good opportunities that we have David is that Optika has strong relationships with the financial organizations in these companies. And one of our big opportunities near term as well as longer term is compliance and records management and Sarbanes-Oxley in particular and we’ve seen very good growth in the pipeline, but we believe that through these relationships we can get immediate access into the financial groups within these organizations. So we think that there’s some really good synergy there and we’re pretty excited about it.

David Rudow:	And then could you comment on the activity in Sarbanes-Oxley that you’re seeing in the market right now?

Robert Olson:	Yes we’ve seen very good growth in pipeline. We’ve had a number of transactions. We think we have a fantastic product for Sarbanes-Oxley. The customer prospect reaction has been very positive to it and we’re excited to roll it out much more aggressively and much more broadly.

David Rudow:	Okay. Thanks a lot.

Robert Olson:	All right, thanks.

Operator:	Your next question comes from Steve Jue from RBC Capital Market.

Steve Jue:	Thanks. I’m wondering if you can talk a little bit about product architecture in terms of some - maybe some high level guidelines in terms of when you think a product will be fully integrated. It looks like you guys have a base integration now given the Stellent open architecture but just longer term, you know, Java.net and some of the timelines there.

Dan Ryan:	Sure, I think, you know, first of all just philosophically we both - each company’s got a strong focus on deploying applications that are cost effective that go out quickly and solve a line of business problem quickly as well as scale more broadly across the enterprise I think. So, philosophically, we have a similar approach.

I think immediately, since we both have a service oriented architecture, we anticipate doing Web services based integrations whether that is calling content from one system to the other or whether that is actually calling services from one system to the other.

And long term, as was mentioned in the call, we envision integrating that application functionality that Optika brings into our universal content management repository. So those services will be accessible and the content will be stored in one common repository as well as any other potential services we may either develop or acquire that go beyond the transactional BPM imaging that Optika provides or beyond the dynamic content or a consumptive content applications that we provide. You can envision a lot of other things that might want to interact in a common repository.

So, I think in terms of the specific dates and platforms, these are all activities that we’ll begin immediately on the close and I would anticipate we’d see a lot of integrations and product announcement in fiscal 2005.

Steve Jue:	Okay great, and then just looking at Optika’s business in terms of kind of maybe average deal size and what some of the larger customers have grown to. I’m just wondering if you can provide a little more color there.

Mark Ruport:	Sure. This is Mark Ruport. We derive 50% of our new revenue from channel and 50% direct. If you look at the direct deals the average license revenue is about $175,000 with an equal amount of services. If you look at the channel deals the average net to Optika is about $35,000 of license revenue. That means they’re selling a $60,000 deal and they’re taking the services directly themselves.

Steve Jue:	Okay, and have you noticed customers I guess consolidating around your applications and really growing where you can get seven figure type opportunities longer term?

Mark Ruport:	Yes, we’ve expanded quite a bit on the direct side selling bigger deals and our channel is also now selling bigger deals. And I think the broader product suite that the combined company gives to the channel partners will drive even bigger deals than we’re able to do ourselves.

Dan Ryan:	One other thing just to reiterate - I think Bob mentioned it in his discussion, but there is a real trend we’re seeing in the industry right now with a key IT trend, which is consolidating content management vendors inside of the - inside of their enterprises. So, whereas they may have several, they want to get that down to a smaller number, you know, ideally one vendor but if, you know, that’s difficult to get to, but a smaller number of vendors.

I think this plays directly into that opportunity and that we can now go into the big enterprises and provide everything from the transactional all the way out to a public Web site, and everything in between, including doc man and records management and business process management. We have a very strong story to help with the IT consolidation.

Steve Jue:	Okay great. Thank you, congratulations again.

Robert Olson:	Thanks.

Operator:	Your next question comes from Eric Martinuzzi from Craig-Hallum Capital.

Eric Martinuzzi:	Good morning gentlemen. My question has to do with the accretion comment. Is that solely based on the synergies of not having to have the expenses of two public companies - that million five number you mentioned?

Gregg Waldon:	It is not solely, but the $1.5 million that I did mention was primarily related to that.

Eric Martinuzzi:	Okay. So as far as beyond that, and I know you said you’d comment in greater detail, but if we’re looking at the areas that typically when software companies merge the, you know, the sales forces are - pretty much remain intact. But I’m wondering what are the areas that - are there facility issues that come up? Are there - maybe somewhere on the account management side some synergies that we should expect?

Robert Olson:	Yes I think, you know, there’s definite and obvious revenue synergies. There are some opportunities to eliminate cost where, for example, some of the expenses surrounding marketing or industry analysts or things along those lines. So, you know, there’s some additional cost synergies that we don’t believe we’ve identified yet but we’ll have that nailed down by the time of closing.

Eric Martinuzzi:	Okay, and Mark, as far as your competitors, could you, you know, talk about the two or three biggest competitors. As someone who’s not as familiar with your company, I’m wondering what new competitors Stellent will be facing.

Mark Ruport:	Sure. Again, if you look at our business as two components on the direct side where the deals are a little bigger, we compete with FileNet as the number one competitor when you’re dealing with fixed content. We also compete with IBM. Depending on the ERP system, we might compete with a Gauss or an IXOS that were recently acquired by Open Text.

On the channel side, we compete primarily with a whole bunch of smaller vendors, and I would say Highland Software, in particular.

Eric Martinuzzi:	Okay.

Robert Olson:	I think one of the things that should be illustrated is Optika’s had some good success in obviously business process management. And, in fact, one of their opportunities has been as an overlay to Documentum in that area to make up for some deficiencies of that product. So, you know, we think that it will make us stronger against some of our current competitors in our more traditional market.

Eric Martinuzzi:	All right, that covers it for me. Thanks.

Operator:	Your next question is from Steve Ashley from Robert Baird.

Steve Ashley:	Hi. So do you know, Mark, maybe what percentage approximately do revenues do come from imaging?

Robert Olson:	I’m sorry Steve, you broke up a little bit there.

Steve Ashley:	Sure, percentage of revenues that might be coming from imaging?

Mark Ruport:	From Optika’s current business?

Steve Ashley:	Yes.

Mark Ruport:	If you look at new license business, probably about 60% comes from imaging alone and the other 40% from business process management. The new records management product is making quick in-roads into that, so the numbers are changing. So, I would say it could go down to about 50% going forward.

Steve Ashley:	Okay great and in terms of - we talked a little bit about architectural compatibility. Is Optika a Java J2EE based product?

Mark Ruport:	No. Currently, today, Optika’s products are Microsoft Centric C++. However for the last two releases, and the one that’s coming out in February, we have been working to enhance our whole Web services applications, so, today, you can have a Java applet running on a WebSphere, WebLogic type of environment calling content from Optika. So, even though we require a Sequel Server or Oracle to be running in a UNIX environment for the database, we’re written in C++ today.

Steve Ashley:	What percentage of your imaging revenue do you think are influenced by ERP vendors and which of those are more important to you?

Mark Ruport:	On the direct side, probably 80 to 90% of our revenue is driven by ERP vendors, and the ones that are most important are PeopleSoft, JD Edwards, Oracle, and Microsoft Great Plains. We do have integrations and we’re seeing more and more demand for JDA and Lawson. We just did two SAP integrations, so we’re seeing more demand for those, but primarily PeopleSoft, JD Edwards, and Oracle. And your second part of the question?

Steve Ashley:	No, that was it. That was perfect. And maybe Gregg Waldon a quick question - Optika has maybe just a little less than $6 million of deferred revenue. Do you have to write that off as part of this acquisition?

Gregg Waldon:	We’ll talk a little bit about that after the close of the transaction Steve.

Steve Ashley:	Great. Thanks guys.

Robert Olson:	All right, thanks.

Operator:	Your next question is from Nate Swanson from ThinkEquity.

Nate Swanson:	Hey guys. I was wondering if you could talk about the relationship between the two companies prior to today specifically. What has your working relationship been in the past? Have you sold deals jointly together and, if so, maybe some color around those types of deals?

Robert Olson:	Yes we have a - Optika has been a small OEM customer - a user of the CCD technology on the one side. We do have several joint customers and we’ve got a number of joint opportunities. Mark, do you want to talk a little bit about some of the customer that…

Mark Ruport:	Sure. If you look at our customer list, ING, Land O’Lakes, Costco, they’re all existing customers that use both of our products so obviously we’ve worked together on those customers.

Over the last six months, it’s been interesting we’ve had several opportunities where we’ve put in joint bids and been brought together because of the customer’s demands and the change in landscape. So, at the field level, and sales and marketing, at the product management level, for the last six months, there’s been a lot of activity.

Dan Ryan:	I would add to that, from the Stellent perspective, we’ve seen just in the last year, probably in part due to this vendor consolidation, our expansion is in our customer base. We are running into a strong requirement to add imaging and business process management or to pick up those applications where we already have successful deployment, and this is happening on a regular basis in our installed base today.

Nate Swanson:	Okay, and then in terms of the December quarter, I was wondering if you could talk competitively what you saw there and if this - if your move today is aimed at really strengthening your competitive positioning against the new EMC Documentum combination.

Robert Olson:	Yes - no I think the move today is not in response to them. I think it’s in response to what we see as a trend in the market towards a broader scope of functionality and vendor consolidation, which, frankly, we think we have a much broader scope than they have today. You know, we’ll be talking in detail about our quarter and I’ll have much better information next Tuesday to talk about the quarter but I think those are drivers that continue to support the transaction and that continue to grow out in the market.

Dan Ryan:	I think too, Nate, the - if you think of that continuum of content that we’ve described from really the highly transactional fixed content on the one end, to the highly consumable on the other, and everything between, we also believe we’re the only company that can really address that entire spectrum. You know, if you look at the competition for either of us out there, they typically are focused in an area that they’re oriented towards the imaging side or they’re oriented towards the Web side or they’re somewhere in the middle. And, in the case of maybe Documentum, they don’t orient to the left or the right as far as we will be able to. So, we think that we will have a competitive product offering advantage as well, when this is completed.

Nate Swanson:	Okay, and if you think about the new company in terms of your product roadmap, what do you think the long-term growth rate for you should be?

Robert Olson:	Well clearly, you know, by all the industry analyst surveys, et cetera we see a strong market going forward and there’s some pretty good annualized revenue projections out there. We think that our job is to execute and exceed those projections.

Nate Swanson:	Okay, and then I just wanted to make sure were you reiterating your breakeven expectations for the March quarter or is that…?

Gregg Waldon:	Yes, we were.

Nate Swanson:	You were, okay great. That’s all right, thanks.

Robert Olson:	All right, thanks Nate.

Operator:	Your next question is from Joe Sullivan from Feltl Company.

Joe Sullivan:	Yes. I just wanted to go back on one thing. Well, I guess first to start, what is the size of the direct sales force, and then, what number did you give for the average deal from a direct sale?

Robert Olson:	Yes, the size of Optika is about 13 quota carriers. The size of the combined organization is 66 and Mark had said earlier that their average transaction size for direct was $175K of license.

Joe Sullivan:	And then from the Optika standpoint, we talked about the features and the revenue break up there, but could you carry that over into verticals for us? What are really the strongest verticals for you?

Mark Ruport:	Sure. We have a heavy concentration in retail with organizations like Home Depot, Best Buy and Costco. We have a strong population of state and local government - our most prevalent application is horizontal accounts payable that also goes into manufacturing and distribution. So retail, manufacturing, state and local governments, would be the strong ones, in addition, financial; with companies like Merrill Lynch and ING.

Robert Olson:	Yes, I think there’s some pretty good overlap. With our recent wins at companies like Walgreen’s Kingfisher, its large retail organization in Europe, and Target, we’ve started to show some real good momentum on the retail side as well. And, obviously, state and local government has been a big area for us as we’ve talked about in the past. And then, I think in our - one of our largest verticals, well several of the largest verticals, they’ve got a good presence as well, insurance, healthcare, manufacturing, distribution, et cetera.

Dan Ryan:	There’s a real opportunity for us to bring, I think, the Optika technology into our insurance vertical, which is - we have quite a bit of strength in insurance and healthcare that we can actually bring the Optika technology into. And this is where we’re seeing a lot of demand, cross over demand, today, in that installed base.

Robert Olson:	Yes and, you know, financial services has been a good area of growth recently and again we’re talking to different people in the organization, and I think this is just a way to get more horizontal in these organizations and sell a broader range of applications.

Mark Ruport:	Yes, I think it’s also important to talk about the geographic synergies. We get about 11, 12% of our revenue internationally. In a company our size, it’s difficult to make the investments that we want to make in Europe and Asia and we’ll be leveraging Stellent’s infrastructure there and that should open up a whole market for us that we haven’t even addressed.

Joe Sullivan:	As far as the product and overlap there, records management, is that something that is an overlap or how do you address that?

Dan Ryan:	Yes, we both provide DOD 5015 compliant records management, as well as other records management capability. It’s part of our applications. You could consider them feature sets of an application. We’ll be determining whether that is something that will remain in each of the application services or whether that will be something that becomes part of a universal service that’s separate from our individual applications. Again, that’s part of the product roadmap that we’ll develop going forward. It could play either way.

Joe Sullivan:	And I’ll throw up one last sort of softball question for Mark, understanding that maybe biased now that you’re part of - or likely a part of Stellent, but in terms of a competitive position on the Stellent side can you address, you know, your view there? Do you think you’re taking on the best platform?

Mark Ruport:	There’s no doubt. If you look at the complementary aspects of the product suite, records management is the only overlapping area, and it’s one that I also believe is going to become more of a feature set of a universal repository. So when I look at the geographic synergies, the customer synergies, and the platform synergies, there’s no doubt about it.

When we look at the amount of effort that we’ve put into our Web services architecture, and what’s happening in the whole direction of that technology, I think also from that perspective, we’re going to be very strong.

Joe Sullivan:	Great, thank you.

Robert Olson:	Thanks.

Operator:	Your next question comes from Amy Feng of JMP Securities.

Amy Feng:	Yes, question for you about your channel for Mark. Do any of your channel partners currently constitute over 5% of your revenues, and, also, who are your strongest channel partners?

Mark Ruport:	The answer to your first question is no, they don’t. We have about 75 channel partners. Primarily, they’re regionally oriented companies that would have anywhere from 10 to 50 employees. If you look at some of the larger ones - here in Minneapolis would be AMI, which I think has about 60 customers, or Optika customers, in this region. If you go to the Northwest, one of the largest would be ImageSource. They have approximately 60 to 80 customers in the Northwest, and, if you go down to the Southeast, for instance ADS in Florida probably has another 60 customers in that part. So, regionally oriented, very focused on delivering solutions, but nobody greater than 5%.

Amy Feng:	Okay. In terms of the Stellent sales force how long would it take for them to be fully trained on the full offerings of Optika for them to start selling into their existing customer base?

Mark Ruport:	I think it’s interesting. From a sales perspective, it’s pretty straight-forward because you’ve got a existing customer relationship and it’s pretty simple to ask the question, you know, “How do you handle your content associated with your accounts payable, receivable, or claims processing?” If the answer leads to a next meeting, you bring in the SEs and the people who can then put together solution sets. So, I think the sales part’s going to be the easiest part.

Amy Feng:	And last question relates to document managing - I’m sorry document imaging. What type of market share do you believe you have currently? And lastly, of the maybe global 2000 companies, how much penetration overall do you think there’s been?

Mark Ruport:	Boy, it’s a tough question. The imaging market, as you know, has been very fragmented and I think the largest player only has about 14 or 15% and we’re obviously not the largest player, so it’s less than that.

As far as the penetration for imaging, again, it’s interesting. Most companies have some imaging applications, but they haven’t spread those applications broadly across their organization, so you need to look at both the penetration and the number of applications and opportunities. If you look at the latter, I would say, and I think most industry analysts would say, that it’s less than 20% penetrated.

Amy Feng:	Okay great. Thank you.

Operator:	Your next question comes from Steve Ashley from Robert Baird.

Steve Ashley:	Just a couple quick follow-ups. First of all, I notice you acquired a company in the middle of the year, Select Technologies. Did they contribute much to revenue and maybe you could give us just a feel for what the quarterly contribution might be?

Mark Ruport:	Sure. Select Technologies was a small company in Boise that had a very robust records management product that addressed both the physical paper documents as well as electronic documents. When we announced the acquisition we said that it would not have any effect on our revenue or contribution for 2003 since we were already reselling their product and that it would have a positive effect in 2004. And again, I’m talking calendar years because Optika’s on a calendar year.

Steve Ashley:	Okay.

Mark Ruport:	We saw very good momentum in the fourth quarter, which we’ll be talking about in a couple weeks, in the records management product, and I think we’re going to exceed our original expectations with that product.

Steve Ashley:	Great. And lastly, when you mention business process management, different people define it differently. What does it mean to you guys?

Mark Ruport:	Yes. From Optika’s perspective we focus on the production oriented workflow, so not ad hoc, or not collaborative. We’re talking about complex processes, like a claims processing, or an accounts payable, or a human resources application that is moving through a very complex process that’s usually tied to a line of business. So we don’t do the collaborative ad hoc type where somebody might be doing product management design. We do the production driven, mission critical, type of business process management.

Dan Ryan:	And even to kind of illustrate that further, I think that if you look at that spectrum from the transaction side to the collaborative content side, our workflow is a very nice complement, that being Stellent’s workflow, is a very nice complement to this production workflow. Ours is oriented at very collaborative capabilities as well as even ad hoc workflows that are quite substantially different I think. Also Optika’s done really a great job of building their next generation BPM engine, which was something that was quite attractive to Stellent and again could be envisioned at some point to be a general service that a repository would take advantage of.

Steve Ashley:	Perfect. Thank you.

Operator:	Ladies and gentlemen we have reached the end of the allotted time for questions and answers. Gentlemen, do you have any closing remarks?

Robert Olson:	Well, again, thank you for taking the time on such short notice to attend this. This is a very exciting and we think industry moving event and we’re excited to execute against this opportunity that we have and we look forward to talking to you not just next week, but at the close of this transaction as well. Thank you.

Operator:	Thank you for participating in today’s conference.

END OF TRANSCRIPT

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Any forward-looking statements, including statements regarding the effect of the merger on the future operating results of Stellent and the expected closing of the merger, in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitation, risks that the transaction will not be consummated or that Optika’s businesses will not be integrated successfully with Stellent’s businesses, risks of intellectual property litigation, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company’s products, risks of downturns in economic conditions generally and in the Web content management tools and intranet information management markets specifically, risks associated with competition and competitive pricing pressures, risks associated with foreign sales and higher customer concentration and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Stellent and Optika will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF STELLENT AND OPTIKA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STELLENT, OPTIKA AND THE PROPOSED MERGER. Investors and security holders may obtain without charge copies of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Stellent or Optika with the Securities and Exchange Commission at the SEC’s web site at http://www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Stellent or Optika with the SEC, may also be obtained from Stellent and Optika. In addition, investors and security holders may access copies of the documents filed with the SEC by Stellent on Stellent’s website at www.Stellent.com. Investors and security holders may obtain copies of the documents filed with the SEC by Optika on Optika’s website at www.Optika.com.

INFORMATION CONCERNING PARTICIPANTS

Each of Stellent and Optika and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders in favor of the transaction. Information about the directors and executive officers of Stellent may be found in Stellent’s definitive proxy statement for its 2003 annual meeting of stockholders and in Stellent’s annual report on Form 10-K for the fiscal year ended March 31, 2003. Information about the directors and officers of Optika may be found in Optika’s definitive proxy statement for its 2003 annual meeting of stockholders and in Optika’s annual report on Form 10-K for the fiscal year ended December 31, 2002. In addition, information regarding the interests of Optika’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

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